

16014757

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gerson, Horowitz, Green Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 1614
(No. and Street)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

New York (City) New York (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President (212) 489-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Albert Horowitz, President and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson, Horowitz, Green Securities Corp. (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Albert Horowitz. President

Sworn and subscribed to before me this 18 day of Feb, 2016.



This report contains (check all applicable boxes):


LINDA M ANDRIS
Notary Public
State of New Jersey
My Commission Expires Mar 14, 2018

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i)	9
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption	10



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448-0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gerson, Horowitz, Green Securities Corp.

We have audited the accompanying financial statements of Gerson, Horowitz, Green Securities Corp., (a New York Corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gerson, Horowitz, Green Securities Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the company's financial statements. The supplemental information is the responsibility of the company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY

February 1, 2016

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2015

Assets

Cash	$	14,447
Prepaid expense		1,151
Total Assets	$	15,598

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	550
Total Liabilities		550

Stockholder's equity

Common stock, no par value, 200 shares authorized, issued and outstanding		7,500
Additional paid in capital		7,548
Stockholder's equity		15,048
Total Liabilities and Stockholder's Equity		15,598

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$	63,272
Total revenues		63,272
Expenses:		
Travel and entertainment		18,285
Auto lease and expense		1,546
Office administration services		10,800
Professional fees		10,200
Office expenses		3,049
Insurance		6,389
Telephone and utilities		2,749
Medical Expense		7,404
Dues Fees and subscriptions		2,545
Total expenses		62,967
Net Income	$	305

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows (Used) In Operating Activities:		
Net Income	$	305
Adjustment to reconcile net loss to net cash provided in operating activities:		
Changes in other assets and liabilities:		
Decrease in accounts receivable		1,427
Net cash (used) in operating activities		1,732
Cash Flows(Used) In From Financing Activities:		
Shareholder distribution		(15,695)
Net cash (used) in financing activities		(15,695)
Net (decrease) increase in cash		(13,963)
Cash - January 1, 2015		28,410
Cash - December 31, 2015	$	14,447

Supplementary information:

Taxes paid	$	50

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Capital Stock	Total Accumulated (Deficit)	Additional Paid In Capital	Total Stockholder's Equity
Balance, January 1, 2015	$ 7,500	$ 6,175	$ 16,763	$ 30,438
Net Income	-	305	-	305
Distribution to shareholder		(6,480)	(9,215)	(15,695)
Balance, December 31, 2015	$ (7,500)	$ -	$ 7,548	$ 15,048

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash

Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state income taxes on its corporate income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's income, deductions, losses and credits.

Commitments and Contingencies

The Company maintains a $50,000 line of credit with a bank. At December 31, 2015, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $13,897 which was $8,608 in excess of the amount required.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity	$	15,048
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		(1,151)
Net capital before haircuts on securities positions		13,897
Haircuts on securities positions		-
Undue concentration		-
Net Capital		13,897
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	550
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	37
Minimum net capital required	$	5,000
Excess net capital	$	8,897
Net capital less greater of 10% of total AI or 120% of min. net capital	$	13,297
Percentage of aggregate indebtedness to net capital is		3.96%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	13,608
Haircut on securities		289
Net capital as reported above	$	13,897

See Independent Auditors' Report.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Gerson Horowitz Green Securities Corp

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Gerson Horowitz Green Securities Corp (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Gerson Horowitz Green Securities Corp met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Assertions Regarding Exemption Provisions

I, as a member of management of Gerson, Horowitz, Green Securities Corp. am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be *included* in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (K)(2)(i).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Gerson, Horowitz, Green Securities Corp.


By:

Albert Horowitz, President
February 11, 2016

Gerson, Horowitz, Green Securities Corp.

(SEC I.D. No. 8-15521)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2015
AND
INDEPENDENT AUDITORS' REPORT
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS